January 2, 2013

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	HD Supply, Inc.

Registration Statement of Form S-4

Filed November 27, 2012

File No. 333-185158

Dear Ms. Ransom:

This letter sets forth the responses of HD Supply, Inc. (the “Registrant”) to the comments contained in your letter, dated December 20, 2012, relating to the Registration Statement on Form S-4 File No. 333-185158, filed on November 27, 2012 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 1, as well as two copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on November 27, 2012. Page references in the responses below are to Amendment No. 1.

General

1. We note that your subsidiary guarantors may in some circumstances be released from their obligations to guarantee the notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above, please provide us with your analysis as to how the guarantees constitute “full and

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unconditional” guarantees with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. Please discuss each release provision in individual detail. For additional guidance, please refer to Section 2510.4 and 2510.5 of the Financial Reporting Manual, located on our website.

The terms of the guarantees are specified in Article XIII of the indentures governing the notes. Each of the subsidiary guarantees is intended to be “full and unconditional” for purposes of Rule 3-10(h)(2) of Regulation S-X. Rule 3-10(h)(2) requires that “when an issuer of a guaranteed security has failed to make a scheduled payment, the guarantor is obligated to make the scheduled payment immediately and, if it doesn’t, any holder of the guaranteed security may immediately bring suit directly against the guarantor for payment of all amounts due and payable.” This concept is further explained in the adopting release for Rule 3-10 of Regulation S-X, which makes clear that a guarantee can be full and unconditional even if it includes a savings clause related to bankruptcy or fraudulent conveyance, and specifically states that the full and unconditional status would not be defeated if the guarantee provides that it is enforceable “to the fullest extent permitted by law.” In addition, Section 2510.5 of the Financial Reporting Manual of the Division of Corporate Finance (the “FRM”) notes that registrants may rely on Rule 3-10 of Regulation S-X when the guarantee may be automatically released under customary circumstances. Section 2510.5 identified six guarantee release provisions that are considered customary circumstances, although the list is not exhaustive.

Set forth below is the Registrant’s analysis of the underlying contractual terms and law applicable to the subsidiary guarantors, which supports the determination that the guarantees are joint and several and are only limited to the extent required by law.

Section 1301 of the indentures represents a standard, general granting clause which expressly states that the guarantees are joint and several, irrevocable and full and unconditional, subject only to customary guarantee release provisions (Section 1303 of the indentures) which, as discussed below, are permitted by the adopting release and other SEC guidance.

Under Section 1303 of the indentures governing the notes, a guarantor may be released from its guarantee in the customary circumstances discussed below:

The Subsidiary is sold or sells all of its assets; the subsidiary is declared “unrestricted” for covenant purposes.

(A) Section 1303(i) “concurrently with any direct or indirect sale or disposition (by merger or otherwise) of any [guarantor] or any interest therein in accordance with the terms of this [indenture] [(including the covenants described in the description of each of the notes under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” and “—Merger and Consolidation”)] by the [Registrant] or a Restricted Subsidiary, following which such [guarantor] is no longer a Restricted Subsidiary of the [Registrant].”

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A “Restricted Subsidiary” is any subsidiary of an entity other than an “Unrestricted Subsidiary” of such entity. The transfer or sale of a guarantor to an entity would result in the guarantor no longer being a subsidiary of the Registrant and, therefore, the guarantor would not be a “Restricted Subsidiary” because only a subsidiary of the Registrant can be a “Restricted Subsidiary.” The Registrant respectfully submits that Section 2510.5 of the FRM recognizes that customary guarantee release provisions include that “the subsidiary is sold or sells all of its assets” and that “the subsidiary is declared ‘unrestricted’ for covenant purposes.”

(B) Section 1303(iv) “concurrently with any [guarantor] becoming an Unrestricted Subsidiary.” The Registrant respectfully submits that Section 2510.5 of the FRM recognizes that a customary guarantee release provision is “the subsidiary is declared ‘unrestricted’ for covenant purposes.” As the covenants in Article IV of the indentures relate to “Restricted Subsidiaries”, by declaring a subsidiary an “Unrestricted Subsidiary”, the subsidiary is being declared unrestricted for covenant purposes.

(C) Section 1303(iii) “upon the merger or consolidation of any [guarantor] with and into the [Registrant] or another [guarantor] that is the surviving [person] in such merger or consolidation, or upon the liquidation of such [guarantor] following the transfer of all of its assets to the [Registrant] or another [guarantor].” The Registrant respectfully submits that Section 2510.5 of the FRM recognizes that customary guarantee release provisions include that “the subsidiary is sold or sells all of its assets.” In addition, upon the occurrence of the events contemplated in Section 1303(iii), the totality of the guarantees remains unchanged and they would remain full and unconditional.

The subsidiary’s guarantee of other indebtedness is terminated or released.

(A) Section 1303(ii) “at any time that such [guarantor] is released from all of its obligations under all of its [guarantees] of payment of any [indebtedness] of the [Registrant] or any [guarantor] under the Senior Credit Facilities and Capital Markets Securities and is not a borrower under the Senior ABL Facility (it being understood that a release subject to contingent reinstatement is still a release, and that if any such [guarantee] is so reinstated, such [guarantee] shall also be reinstated to the extent that such [guarantor] would then be required to provide a [guarantee] pursuant to [the covenant described in the description of each of the notes under “—Certain Covenants—Future Subsidiary Guarantors”)].” The Registrant respectfully submits that Section 2510.5 of the FRM recognizes that a customary guarantee release provision is that the “subsidiary’s guarantee of other indebtedness is terminated or released.” This is the circumstance contemplated by Section 1303(ii).

(B) In addition, Section 1303 of the indentures provides that the Registrant has the right, upon 30 days’ notice to the trustee, to cause any guarantor that has not guaranteed payment of any indebtedness of the Registrant or any guarantor under the Senior Credit Facilities or Capital Markets Securities and is not a borrower under the Senior ABL Facility

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to be unconditionally released from all obligations under its guarantee, and such guarantee shall thereupon terminate and be discharged and of no further force or effect. The Registrant respectfully submits that Section 2510.5 of the FRM recognizes that a customary guarantee release provision is that the “subsidiary’s guarantee of other indebtedness is terminated or released.” This situation is substantially similar to that circumstance in that the subsidiary guarantor ultimately provides no actual guarantee with respect to any indebtedness of the Registrant and is therefore permitted to be released upon notice to the trustee.

The requirements for legal defesance or covenant defesance or to discharge the indenture have been satisfied.

(A) Section 1303(vi) “upon [legal or covenant defeasance] of the [Registrant’s] obligations, or satisfaction and discharge of the [indenture].” The Registrant respectfully submits that Section 2510.5 of the FRM recognizes that a customary guarantee release provision is “the requirements for legal defeasance or covenant defeasance or to discharge the indenture have been satisfied.”

(B) Section 1303(vii) “subject to [customary contingent reinstatement provisions], upon payment in full of the aggregate principal amount of all [notes] then outstanding and all other [subsidiary guaranteed obligations] then due and owing.” The Registrant respectfully submits that Section 2510.5 of the FRM recognizes that a customary guarantee release provision is “the requirements for legal defeasance or covenant defeasance or to discharge the indenture have been satisfied.”

The rating of the parent’s debt securities is changed to investment grade.

Section 1303 (v) “during the [period when the rating on the notes is changed to investment grade and certain covenants cease to apply while such investment grade rating is maintained], upon the merger or consolidation of any [guarantor] with and into another [subsidiary] that is not a [guarantor] with such other [subsidiary] being the surviving [person] in such merger or consolidation, or upon liquidation of such [guarantor] following the transfer of all of its assets to a [subsidiary] that is not a [guarantor].” The Registrant respectfully submits that Section 2510.5 of the FRM recognizes the following as customary guarantee release provisions: “the rating of the parent’s debt securities is changed to investment grade, and “the subsidiary is sold or sells all of its assets.” Section 1303(v) permits the release of a guarantor when it is merged or consolidated into a subsidiary that was not a guarantor, or when liquidated following the transfer of all of its assets, but only while the rating of the Registrant’s notes is investment grade.

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The Registrant believes the aforementioned guarantee release provisions are consistent with the customary release provisions contemplated in Section 2510.5 of the FRM and, therefore, do not cause the guarantees to be anything less than full and unconditional.

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2. Please update the financial statements and related financial information included in the filing in accordance with Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Registrant has updated the financial statements and related financial information in accordance with Rule 3-12 of Regulation S-X in Amendment No. 1.

Registration Statement Cover Page

3. You refer to the Guarantees of 8% Senior Secured Second Priority Notes due 2020. We presume that you meant to refer to the Guarantees of the 11% Senior Secured Second Priority Notes due 2020. Please revise, with a view to ensuring compliance with Section 6 of the Securities Act of 1933.

In response to the Staff’s comment, the Registrant has revised its disclosure on the Registration Statement cover page. The Registrant confirms that this was an inadvertent typographical error.

Forward-Looking Statements and Information, page i

4. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Accordingly, please delete the reference to the safe harbor.

In response to the Staff’s comment, the Registrant has revised its disclosure on page i to remove the reference to the Private Securities Litigation Reform Act of 1995.

Market and Industry Data, page iii

5. We note your statement in the third sentence of this section that the information you have received from third parties “may prove to be inaccurate . . . .” We also note the last two sentences of this section. Please delete this language to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

In response to the Staff’s comment, the Registrant has revised its disclosure on page iii to remove the noted language.

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Where you can Find More Information, page 420

6. We note your statement that “[f]ollowing effectiveness of the registration statement relating to the exchange offer, [you] will be required to file annual reports, information, documents and other reports with the SEC.” However, the cover page of your annual report on Form 10-K for the period ending January 29, 2012 seems to suggest that you are currently obligated to file reports pursuant to Section 13 or Section 15(d) of the Act given that you state that you have securities registered pursuant to Section 12(b) of the Act. We are unable to locate a registration statement filed by you covering the registration of such securities pursuant to Section 12(b) of the Act. Please advise.

In response to the Staff’s comment, the Registrant notes that it is a voluntary filer and has not filed a registration statement registering securities pursuant to Section 12(b) of the Act. The Registrant will properly identify itself on the cover page of its next annual report.

Part II – Information Not Required in the Prospectus, page II-1

Item 22. Undertakings, page II-26

7. Please provide the undertaking required by Item 22(b) of Form S-4.

In response to the Staff’s comment, the Registrant has revised its disclosure on page II-27 to provide the noted undertaking.

Exhibit Index, page II-41

Exhibit 99.1 – Form Letter of Transmittal, page II-48

8. Please delete the last sentence of the third paragraph on page 7 requiring the note holder to represent that the note holder “has read and agrees to all of the terms of the Exchange Offer.”

In response to the Staff’s comment, the Registrant has revised Exhibit 99.1 to remove the noted language. The revised Form of Letter of Transmittal is filed as Exhibit 99.1 to Amendment No. 1.

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If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036.

Regards,

/s/ Steven J. Slutzky

Steven J. Slutzky

cc:	Lisa Kohl

Securities and Exchange Commission

Ricardo Nunez, Esq.

HD Supply, Inc.

Enclosures